UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-38885
ORGANIGRAM GLOBAL INC.
(Translation of registrant’s name into English)

145 King Street West, Suite 1400
Toronto, Ontario ,Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]           Form 40-F [ X ]

SUBMITTED HEREWITH

Exhibits

99.1	Management's Discussion and Analysis for the three months ended December 31, 2025

99.2	Condensed Consolidated Interim Unaudited Financial Statements for the three months ended December 31, 2025

99.3	Form 52-109F2 - Certification of Interim Filings of Chief Executive Officer dated February 10, 2026

99.4	Form 52-109F2 - Certification of Interim Filings of Chief Financial Officer dated February 10, 2026

99.5	News Release announcing results for the three months ended December 31, 2025 dated February 10, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM GLOBAL INC.

/s/ Greg Guyatt
Greg Guyatt
Chief Financial Officer

Date: February 10, 2026